SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 5, 2022, Fresenius Medical Care AG & Co. KGaA (“the Company”) announced that Helen Giza has been appointed Chief Executive Officer to succeed Dr. Carla Kriwet, with immediate effect, and that Dr. Kriwet will leave the company at her own request. See Exhibits 99.1 and 99.2,

Additionally, the Supervisory Board of the Company resolved that, effective January 1, 2023, Ms. Pascale Witz shall be the Chair of the Audit and Corporate Governance Committee (“the Committee”), Dr. Dorothea Wenzel shall be the Vice Chair, and Mr. Rolf A. Classon shall be an ordinary member. Mr. Classon and Ms. Witz shall continue to serve as the Chair and Vice Chair, respectively, of the Committee until December 31, 2022.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Ad-hoc release issued on December 5, 2022.

Exhibit 99.2	Press Release issued on December 5, 2022.

The disclaimer included in Exhibit 99.2 is an integral part of this report, including the exhibits furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: December 6, 2022

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer, acting Chief Financial Officer and Chair of the Management Board of the General Partner

By:	Dr. Katarzyna Mazur-Hofsäß
Name:	Dr. Katarzyna Mazur-Hofsäß
Title:	CEO Care Enablement and member of the Management Board of the General Partner